UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $0.04 par value
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   29089V-20-3
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                      Suite 302, Westbury, NY 11590 (516-487-1446)
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 26, 2007
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.:29089V 20 3                                              PAGE 2

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 390,765
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH
                     --------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             108,428
                     --------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         108,428
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    Excludes 1,099,746 shares held in two Trusts with spouse as Trustee and the right to vote 282,337 shares held by certain persons until such shares are sold to non-affiliated parties. /X/
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.:29089V 20 3                                              PAGE 3

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1        Bruce J. Haber Grantor Retained Annuity Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Gift
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON                       900,560
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                              900,560
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         900,560
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
           Excludes an aggregate of 199,186 shares beneficially owned by the Jessica L. Haber Trust, 108,428 shares individually owned by Bruce J. Haber and 282,337 shares held by certain persons that Mr. Haber has the right to vote until such shares are sold to non-affiliated third parties.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        00 (Trust)
-----------------------------------------------------------------------------

CUSIP NO.:29089V 20 3                                              PAGE 4

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Michela I. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                       1,099,746
                     --------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                     --------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             1,099,746
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,099,746
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          Excludes 108,428 shares owned by Bruce J. Haber and Mr. Haber's right to vote 282,337 shares held by certain persons until such shares are sold to non-affiliated parties. /X/
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.3%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN

CUSIP NO.:29089V 20 3                                              PAGE 5


NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Jessica L. Haber Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              199,186
                        -------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                        -----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             199,186
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        199,186
-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 108,428 shares owned by Bruce J. Haber, Mr. Haber's right to vote 282,337 shares held by certain persons until such shares are sold to non-affiliated parties and 900,560 shares held in a separate Trust

                                                                           /X/
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        00(TRUST)

CUSIP NO.:29089V 20 3                                              PAGE 6


Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 10939 Pendleton Street, Sun Valley, CA 91352.


Item 2.  Identity and Background

                         Bruce J. Haber

       (a)    Bruce J. Haber

       (b) c/o BJH Management, LLC, 145 Huguenot Street, Suite 405, New Rochelle, NY 10801

       (c) Employed by the Issuer as Chief Executive Officer and Chairman of the Board.

       (d)    Not applicable

       (e)    Not applicable

       (f)    U.S.A.


         The Jessica L. Haber Trust

       (a)&(b) The  Jessica L. Haber  Trust,  65 the Oaks,  Roslyn  Estates,  NY
              11576.

       (c)    Family Trust

       (d)    Not applicable

       (e)    Not applicable

       (f)    New York

         Bruce J. Haber Grantor Retained Annuity Trust

       (a)&(b) Bruce J. Haber Grantor Retained Annuity Trust, 65 the Oaks, Roslyn Estates, NY 11576.

       (c)    Family Trust

       (d)    Not applicable

       (e)    Not applicable

       (f)    New York

CUSIP NO.:29089V 20 3                                              PAGE 7

         Michela I. Haber

       (a)&(b) Michela I Haber, 65 the Oaks, Roslyn Estates, N.Y.11576.

       (c) Michela I. Haber's occupation is as a Journalist. She is acting as Trustee for her daughter's Trust. Her husband is Bruce J. Haber.

       (d)    Not applicable

       (e)    Not applicable

       (f)    U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Incorporated by reference is Item 3 of the previously filed Schedule 13D for the reporting persons.

Item 4.  Purpose of Transactions

     Incorporated by reference is Item 4 of the previously filed Schedule 13D for the reporting persons.

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As of April 26, 2006, the Issuer has 5,430,028 shares issued and outstanding. Of the 5,430,028 shares outstanding, an aggregate of 1,208,174 shares or 22.2% of the outstanding shares are beneficially owned by the reporting persons named herein, increasing to 1,490,511 shares or 27.7% for voting purposes. More specifically, Bruce J. Haber has the sole voting right over 390,765 shares or 7.2% of the outstanding shares (including 282,337 shares held pursuant to an irrevocable proxy until the shares are sold to a non-affiliated third party). Mr. Haber has the sole right of disposition over 108,428 shares, representing .7% of the outstanding shares of the Issuer. The Jessica Haber Trust has the shared right to vote and dispose of 199,186 shares, representing 3.7% of the outstanding shares of the Issuer; Bruce J. Haber Grantor Retained Annuity Trust, has the shared right to vote and dispose of 900,560 outstanding shares, representing 16.6% of the outstanding shares and Michela I. Haber as Trustee has the shared right to vote and dispose of 1,099,746 shares held in two trusts, representing 20.3% of the outstanding shares of the Issuer.

     (c) In March 2007, the Board of Directors approved the issuance of 40,000 shares of restricted Common Stock to Mr. Haber in connection with services rendered.


       (d)    and (e) Not Applicable.

CUSIP NO.:29089V 20 3                                              PAGE 8


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     See Form 10-KSB of the Issuer for the fiscal year ended December 31, 2006 for a description of any contracts and arrangements between the Issuer and the Reporting Person.

Item 7.  Materials to be filed as Exhibits

     See Form 10-KSB of the Issuer for the fiscal year ended December 31, 2006 for a description of any contracts and arrangements between the Issuer and the Reporting Person.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2007

Reporting Person:          Bruce J. Haber
----------------

Signature:                 /s/ Bruce J. Haber
                           --------------------------------------------
                           Bruce J. Haber


Reporting Person:          Bruce J. Haber Grantor Retained Annuity Trust
-----------------


                           By:   /s/ Michela I. Haber, Trustee
                           --------------------------------------------
                           Michela I. Haber as Trustee for Bruce J.
                           Haber Grantor
                           Retained Annuity Trust

Reporting Person:          The Jessica L. Haber Trust


Signature:                 /s/ Michela I. Haber, Trustee
                           --------------------------------------------
                           Michela I. Haber as Trustee for The Jessica L.
                           Haber Trust


Reporting Person:          Michela I. Haber
----------------


Signature:                 /s/ Michela I. Haber
                           -------------------------------------------
                           Michela I. Haber